Public

JG



16002140

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC

ANNUAL AUDITED REPORTssing
FORM X-17A-5 Section
PART III ⁄APR 0 4 2016

FACING PAGEWashington DC

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

' X · SS4811

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SEC FILE NUMBER
8-69141

REPORT FOR THE PERIOD BEGINNING   12/1/2014   AND ENDING   12/31/2015
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lumos Partners LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1399 Ygnacio Valley Road, Suite 210-A

                (No. and Street)

Walnut Creek	**CA**	**94598**
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eddie Le   415-299-8601
                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP

                (Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200, Walnut Creek, CA 94596

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

WC

OATH OR AFFIRMATION

I, Eddie Le, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm. as of December 31. 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

_____

_____

Signature

Chief Executive Officer (CEO)

See Attached

Notary Public

This report** contains (check all applicable boxes):

☑ (a) Facing page
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACKNOWLEDGMENT

State of California
County of _____ Alameda _____)

On __19/February/2016_____ before me, __JEFFREY C. FUNG, NOTARY PUBLIC_____
(insert name and title of the officer)

personally appeared __EDDIE Q LE_____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____   **(Seal)**



JEFFREY C. FUNG
Commission # 2123943
Notary Public - California
Alameda County
My Comm. Expires Sep 16, 2019

Lumos Partners, LLC

December 31, 2015

Table of Contents

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

Members
Lumos Partners, LLC

We have audited the accompanying statement of financial condition of Lumos Partners, LLC (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lumos Partners, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Walnut Creek, California
February 12, 2016

Lumos Partners, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	377,644
Prepaid expenses and other assets		1,438
Total Assets	$	379,082
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	109,825
Deferred Revenue		50,000
Total Liabilities		159,825
Members' Equity		219,257
Total Liabilities and Members' Equity	$	379,082

see accompanying notes

Lumos Partners, LLC

Notes to the Financial Statements

December 31, 2015

1. **Organization**

    Lumos Partners, LLC (the "Company") was organized as a Delaware limited liability company in April, 2014 and is registered to do business and operate in the state of California. The Company conducts all its business from Walnut Creek, California. Under this form of organization, the liability of the owners (members) for debts and obligations of the LLC is limited to their financial investment. However, like a general partnership, profit or losses flow through to its members. The Company is a securities broker dealer registered on December 26, 2014, with the Securities and Exchange Commission and a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

    The Company engages in mergers and acquisitions and private placement advisory services on a fee basis. Advisory fees consist of retainers that are paid after letters of engagement are signed for services, as well as success fees upon closing of transactions in which the Company participated.

    The Company does not clear securities for customers and as such the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. **Significant Accounting Policies**

    Cash and Cash Equivalents
    The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission (FDIC), up to $250,000. At times during the period ended December 31, 2015, cash balances held in financial institutions were in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

    Accounts Receivable
    Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

    Investment Banking Fees
    Investment banking revenues are earned from providing merger and acquisitions and private placement advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

    Use of Estimates
    The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

    Fair Value of Financial Instruments
    Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Lumos Partners, LLC

Notes to the Financial Statements

December 31, 2015

3. Income Taxes

The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual Delaware and California LLC tax and a California LLC fee based on gross revenue.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. The statute of limitations for state purposes is generally three to four years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. Accordingly, based on these statutes, the Company is subject to examination for federal and state returns since formation.

The Company files its tax returns using the accrual method of accounting.

4. Related Party Transactions

The Company entered into a consulting agreement with Citiwide, Inc ("Citiwide") on July 1, 2015. Citiwide is owned one of the Company's executives. Under this agreement, Citiwide provides consulting services related to assisting with business strategies, marketing, and employment. No amounts were due to Citiwide at December 31, 2015. The Company's results of operations and financial position could differ from those that would have been obtained if the entities were autonomous.

5. Pension Plan Expense

The Company maintains a Simplified Employee Pension – Individual Retirement Account (SEP-IRA) plan. Under a SEP-IRA an employer is permitted to contribute, for any one employee, twenty-five percent of the employee's total compensation not to exceed $53,000 in 2015 and $52,000 in 2014.

6. Member' Equity

The Company has two types of ownership units, Common Units and Preferred Units.

Common Unit owners have a right to vote in Company matters but do not have a right to any distributions from the profits of the Company. Common Unit owners have the right to nominate two members to the Board of Managers who do not have to be a Common Unit owner.

Preferred Unit owners have a right to vote in Company matters and also have the right to distributions from the profits of the Company. In addition, before any distributions are made, Preferred Unit owners have a right to a yearly distribution of Available Cash as defined and determined by the Board of Managers. Preferred Unit owners also have a right to nominate one Preferred Unit owner to the Board of Managers.

There are two members of the Company that own both Common Units and Preferred Units. These are the Common Members on the accompanying statement of members' equity. The Preferred Members on the accompany statement of members' equity own only Preferred Units.

4

Lumos Partners, LLC

Notes to the Financial Statements

December 31, 2015

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $217,819, which exceeded the requirement by $207,164.

8. **Subsequent Events**

The Company has evaluated subsequent events through February 12, 2016, the date which the financial statement was issued and there were no additional events that took place that would have a material impact on the financial statements.